August 25, 2025

Michael McLaren
Chairman and Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami, FL 33132

       Re: Safe & Green Holdings Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 15, 2025
           File No. 333-288988
Dear Michael McLaren:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Security Ownership of Certain Beneficial Owners and Management, page 16

1. We note your response to prior comment 1 and reissue in part. We acknowledge the update throughout the registration statement from 12,464,326 total outstanding
       Common Stock to 30,024,771 total outstanding Common Stock. However, the beneficial ownership table has not been updated to reflect the proportional changes in
       the percentage of holdings held by shareholders. Please revise or advise.
 August 25, 2025
Page 2
General

2.    We note your response to prior comment 2 and reissue in part.
          In your response, in the subsection titled "Factor 4: The Amount of Shares
        Involved," you state that the 4 Selling Stockholders are selling a number of shares
        "representing approximately 59.63% of the Common Stock outstanding as of
        August 11, 2025." We also note that on page 17 of the registration statement that each of the Selling Stockholders beneficially own 75,000,000. Please describe how you calculated that 75,000,000 shares of Common Stock represents 59.63%
        of 30,024,771 shares of Common Stock outstanding. Explain how the 4 Selling
        Shareholders you mention here reconciles with the "15 private investment funds"
        you mention in Factor 6.
          In the subsection titled "Factor 1: How Long the Selling Shareholders Have Held
        the Shares," you state that "the investors have held the initial shares from the
        April 2025 Private Placement for over six months." You make a similar statement in Factor 6. Explain the basis for this belief, if the private placement closed in
        April.
          In the subsection titled "Factor 6: Whether Under all the Circumstances it
        Appears that the Selling Shareholders are Acting as a Conduit for the Company," you argue that the historically low trading volume of the
Common
        Stock argues in favor of treating this offering as a secondary. Explain the basis for your belief behind this statement, given that the volume of shares traded in one day exceeded 1 billion shares earlier this month.

      Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ross Carmel